Tel Aviv, June 22, 2009
Our ref: 13509/4001

VIA EDGAR AND FACSIMILE

Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel

Re:	Gilat Satellite Networks Ltd.
Schedule TO-T filed June 8, 2009
By: KCPS Satellite Communications, Limited Partnership
KCPS Satellite Holdings Ltd., and
KCPS PE Investment Management (2006) Ltd.
File No. 005-49455

Dear Ms. Kim:

        On behalf of KCPS Satellite Communications, Limited Partnership, KCPS Satellite Holdings Ltd., and KCPS PE Investment Management (2006) Ltd. (collectively, “KCPS”), we provide KCPS’ responses to the letter dated June 11, 2009 (the “Comment Letter”) addressed to me, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filing.

        This letter sets forth KCPS’ responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter. Please note that KCPS has included in Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which is being submitted simultaneously with this letter, the revisions to the Schedule TO described in its responses to the Staff’s comments in this letter. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

Schedule TO-T

1.	Please tell us what consideration was given to including JGD Management Corp or York, KCPS & Company (2007) Ltd. and Messrs. Shavit, Halevy and Einan as bidders. We note that these parties are identified as controlling shareholders of the named bidders or may beneficially own the securities purchased by the bidders. In addition to these parties, other persons or entities that control them may also need to be included as bidders in the tender offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter.

Office of Mergers and Acquisitions
Securities and Exchange Commission
June 22, 2009

To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response:

        While KCPS acknowledges the control relationship between KCPS PE Investment Management (2006) Ltd. and KCPS & Company (2007) Ltd., Gilad Shavit, Gilead Halevy and Uri Einan, and that JGD Management Corp. or York may be deemed a beneficial owner of the shares of Gilat to be held directly by KCPS upon completion of the Offer, KCPS does not believe such parties are bidders in the Offer in light of the other factors and guidance contained in the section entitled “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues Outline (the “Outline”).

        In particular, with respect to the factors enumerated in the Outline we note that, except to the extent any such parties are also directors and/or officers of KCPS, in which case such persons were or are acting solely in their capacities as such in respect of the Offer, none of such parties (i) played a significant role in initiating, structuring or negotiating the Offer, (ii) are acting together with KCPS in connection with the Offer, (iii) control the terms of the Offer, (iv) are providing financing for the Offer or playing a primary role in obtaining financing, or (v) formed or caused the nominal bidder to be formed.

        We note that the guidance contained in the Outline provides, among other things, that “[t]he fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as the bidder”.

        Further, with respect to York, we note that, except for the fact that York may be deemed a beneficial owner of the shares of Gilat to be held directly by KCPS upon consummation of the Offer, none of the factors enumerated in the Outline applies in the case of York. York (i) has not played any role in initiating, structuring or negotiating the Offer, (ii) is not acting together with KCPS in connection with the Offer, (iii) does not control the terms of the Offer, (iv) is not providing financing for the Offer or playing a primary role in obtaining financing, or (v) formed or caused any member of the bidder group to be formed. Additionally, as disclosed in the Offer to Purchase, while York holds more than a 35% of the pecuniary interest in KCS Private Equity I Fund, it does not exercise any control over KCPS’ management decisions, or the management decisions of KCS Private Equity I Fund.

        Lastly, the guidance contained in the Outline provides that another factor relevant to the analysis of whether a person is a bidder is whether adding the person as a named bidder would mean that shareholders would receive material information that is not otherwise required under the control person instruction. In accordance with Instruction C to Schedule TO, the Schedule TO discloses the required information with respect to entities and individuals which directly or indirectly control KCPS. The Schedule TO further discloses information with respect to York and its relationship with KCPS. If such persons or entities had been named as bidders in the Schedule TO, we do not believe that resulting additional information that would have been added to the Offer materials, if any, would be material.

Office of Mergers and Acquisitions
Securities and Exchange Commission
June 22, 2009

Item 10. Financial Statements

2.	We note your assertion under Item 10 that KCPS’ financial statements are not material with respect to this tender offer because KCPS will deposit into an escrow account a sufficient amount of cash to pay for the maximum number of shares. As you are aware, this is not a condition described in Instruction 2 to Item 10 of Schedule TO, which describes when financial statements are not considered material. Please provide further analysis as to why you believe that the financial condition of the bidder is not material to a shareholder’s decision to participate in the offer.

Response:

        As KCPS indicated in Item 10 of Schedule TO, KCPS believes that financial statements of KCPS are not material to the decision of holders of Gilat’s shares whether to sell, tender or hold such shares in the Offer. With this respect, we note that (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) KCPS has sufficient sources cash, including credit lines, to purchase the shares sought in the Offer. While KCPS does not squarely fit within the non-exclusive safe harbor set forth in Instructions 2 to Item 10 to Schedule TO in light of its inability to satisfy the requirement of either clauses (c) or (d) thereof, we note that it does satisfy the requirements of clauses (a) and (b) thereof.

        Further, as described in the Offer to Purchase, (i) the Israeli Depositary undertook to guarantee KCPS’s obligation to pay for the shares tendered in the Offer as required by the Israeli Tender Offer Rules and (ii) to secure this guarantee, KCPS has engaged the Israeli Depositary to act as an escrow agent and will deposit cash into an escrow account in an amount sufficient to pay for the maximum number of shares that KCPS is offering to purchase in the Offer prior to the expiration of the Initial Offer Period. We note that Clal Finance Batucha Investment Management Ltd., the Israeli Depositary, is a member of the Tel Aviv Stock Exchange Ltd. and as such has to meet and maintain stringent financial criteria in order to maintain its status as a member of the exchange. The Israeli Depositary is also a part of the IDB Group, one of the prominent business groups in Israel with significant operations in Israel. As such, and in light of the guarantee afforded by the Israeli Depositary, a role mandated and regulated pursuant to the Israeli Tender Offer Rules only in the event the subject company is listed on Tel Aviv Stock Exchange Ltd. (such as Gilat Satellite Networks Ltd.) and the deposit of cash into an escrow account as described herein, we respectfully submit that there is no reason for concern on the part of the tendering holder as to KCPS’ ability to pay for all tendered shares and accordingly the financial condition of the bidder is not material to a shareholder’s decision to participate in the offer.

Office of Mergers and Acquisitions
Securities and Exchange Commission
June 22, 2009

Offer to Purchase

Background to the Offer, page 4

3.	Please revise to briefly describe the exemptive and no-action relief that you received from the SEC.

Response:

        KCPS has revised the disclosure on page 4 of the Offer to Purchase in response to the Staff’s comment.

Voting Agreement, page 6

4.	We note that you describe the voting agreement. Please also describe any negotiations between the bidders and York, an affiliate of Gilat, during the past two years regarding a tender offer or any other corporate events. Refer to Item 1005(b) of Regulation M-A.

Response:

        KCPS has revised the disclosure on page 4 of the Offer to Purchase in response to the Staff’s comment.

5.	Please revise to clarify that as a result of the voting agreement, you will beneficially own the shares held by you and by York, Refer to Rule 13d-3(a)(1).

Response:

        KCPS has revised the disclosure on page 6 of the Offer to Purchase in response to the Staff’s comment.

Conditions to the Offer, page 26

6.	Please refer to the third-to-last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Response:

        KCPS confirms that it understands that if a condition is triggered and it decides to proceed with the offer, that the Staff will interpret such action as a waiver of the triggered condition. KCPS further confirms that it understands that depending on the materiality of the waived condition and the number of days remaining in the offer, it may be required to extend the offer and re-circulate new disclosure to shareholders of Gilat. KCPS understands that it may not simply fail to assert a triggered condition and effectively waive it without officially doing do.

        If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely, /s/ Dr. Shachar Hadar —————————————— Dr. Shachar Hadar

Tel Aviv Office	Jerusalem Office
One Azrieli Center, Round Building	1 Shmuel Ha'Nagid Street 4th Floor
Tel Aviv 67021, Israel	Jerusalem 94592, Israel
Tel: 972-3-607.4444	Tel: 972-2-623.2683
Fax: 972-3-607.4422	Fax: 972-2623.6082
law@gkh-law.com www.gkhlaw.com

cc: Gilead Halevy, KCPS PE Investment Management (2006) Ltd.